UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Clearmind Medicine Inc. (the “Company”) is announcing that it will effect a reverse share split of the Company’s common shares at the ratio of 1-for-8, such that each eight (8) common shares, no par value, shall be consolidated into one (1) common share, no par value. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Monday, October 5, 2026.

Following the implementation of the reverse split, the Company’s authorized share capital will remain unchanged. The reverse split will adjust the number of issued and outstanding common shares of the Company from 4,059,227 ordinary shares to 507,404 ordinary shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional Common Shares will be issued as a result of the reverse split. All fractional shares shall be rounded up to the nearest whole common share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of common shares issuable upon the exercise of all outstanding options or warrants entitling the holders thereof to purchase common shares. The new CUSIP number for the ordinary shares will be 185053709.

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293, 333-290404, 333-293521 and 333-295455) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: September 30, 2026	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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